Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 registering 150,000 shares of common stock) pertaining to the GulfMark Offshore, Inc. 2005 Non-Employee Director Share Incentive Plan , as amended, of our report dated March 1, 2007, with respect to the consolidated financial statements of GulfMark Offshore, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for the year then ended, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, included in GulfMark Offshore, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

UHY LLP

/s/ UHY LLP
Houston, Texas
May 25, 2007